July 27, 2021

Re:      Global Warming Solutions, Inc.

Amendment No. 5 to Registration Statement on Form 10-12G

Filed July 14, 2021

File No. 000-53170

To Whom It May Concern:

In response to the recent staff questions on the filing on Form 10-12G, Amendment #5 on July 14, 2021 we offer the following responses.

Item 1. Business

Business Strategy

Industry Overview, page 4

1. We note your response to comment 1 that you have included the transfer of your CBD business and related assets to Green Holistic Solutions, Inc. in exchange for 18 million shares of Green Holistic Solutions, Inc. in your related party disclosures. However, we were unable to locate this disclosure in your Certain Relationships and Related Transactions, and Director Independence section on page 26. Please confirm in your response letter that you will provide the related party disclosure in future filings.

We have added the following language to Certain Relationships and Related Transactions, and Director Independence section on page 26:

On May 8, 2021 the company ceased all operations relating to CBD sales. The website “www.cbd.biz” has since been shut down. All operations pertaining to CBD sales have been divested and discontinued. The domain and all other assets associated with CBD sales was transferred to Green Holistic Solutions, Inc., in exchange for 18 million shares of Green Holistic Solutions, Inc.  Green Holistic Solutions, Inc., is controlled by Paul Rosenberg and Michael Hawkins, both of whom are a significant shareholder of the Company.

In addition, the Company confirms that it will provide the related party disclosure in future filings.

Description of Business

Patents, Trademarks, Trade Secrets and Other Intellectual Property

Exclusive Rights License Technology, page 7

1. We note your revised disclosures in response to comment 2, and re-issue the comment in part. As requested in comment 2, please revise to discuss the terms of your licensing arrangement with Dr. Yuri Abramov. In this regard, we note that you have only revised your disclosure to discuss the duration of the licensing arrangement.

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We have updated our disclosure to read as follows:

Exclusive Rights License Technology

Turbine Energy Project – is a patented turbine technology invented and owned by Dr. Yuri Abramov “Licensor”, that increases the efficiency of electrical power production triggered by wind. Lift force is generated with relatively low wind force and utilizes changes in temperature and density to generate equivocal force throughout thus creating perpetual flow.  The Company has the right of the use of the patented technology on a perpetual basis. The Company will pay a 6% licensing fee until such time as $10 million has been paid to the Licensor at which time the patent shall be transferred to the Company and the Licensor shall receive an option for up to 2% of the total issued and outstanding stock.

You may contact the Law Offices of Carl G. Hawkins at 904-748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Michael Pollastro

President

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